# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RLX Technology Inc., CIK 0001828365
CUSIP: 74969N103
Title of class of securities: Class A and Class B ordinary shares, par value of $0.00001 per share
Address of issuer's principal executive offices: 35/F, Pearl Intl Financial Center, No. 9 Jian'an 1st Rd, Fin. St. 3rd Dist., Shenzhen, China (F4), 518100
Date of event which requires filing of this statement: 03/18/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020442
Filed by CIK 0001905842

## Reporting persons
- Ying (Kate) Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 793,057,297; shared voting power 0; sole dispositive power 380,555,770; shared dispositive power 0; aggregate amount beneficially owned 793,057,297 (51.2% of the class)
  Comment: Rows 5 and 9 represent (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited, (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited, and (iii) 412,501,527 Class A ordinary shares in which Ms. Ying (Kate) Wang is entitled to the voting power pursuant to the Founders' Acting-In-Concert Undertakings and the Minority Shareholders' Acting-In-Concert Undertakings, respectively (each as defined below).
  
  a) On October 19, 2022, a series of acting-in-concert undertakings (the "Founders' Acting-In- Concert Undertakings") were entered into among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and each of Mr. Long (David) Jiang and Longtian Holding Limited, Mr. Yilong Wen and StarryInv Holding Limited, and certain minority shareholders of RLX Technology Inc., on the other hand. Pursuant to the Founders' Acting-In-Concert Undertakings, each of (i) Mr. Long (David) Jiang and Longtian Holding Limited, (ii) Mr. Yilong Wen and StarryInv Holding Limited, and (iii) certain minority shareholders of RLX Technology Inc. agrees to act in concert with, and take the same action as, Leo Valley Holding Limited in relation to all matters that require the decisions of the shareholders of RLX Technology Inc.
  
  b) On December 21, 2023, an acting-in-concert undertakings (the "Minority Shareholders' Acting-In-Concert Undertakings") was entered into among RLX Technology Inc., Leo Valley Holding Limited, Ms. Ying (Kate) Wang, on the one hand, and certain minority shareholders of RLX Technology Inc., on the other hand. Pursuant to the Minority Shareholders' Acting- In-Concert Undertakings, each of the undersigned minority shareholders of the Minority Shareholders' Acting-In-Concert Undertakings agrees to act in concert with, and take the same action as, Leo Valley Holding Limited in relation to all matters that require the decisions of the shareholders of RLX Technology Inc.
  
  Row 7 represents (i) 71,840,780 Class A ordinary shares held by BJ BJ Limited and (ii) 308,714,990 Class B ordinary shares held by Leo Valley Holding Limited. Ms. Ying (Kate) Wang is the sole director of BJ BJ Limited and Leo Valley Holding Limited. Leo Valley Holding Limited is beneficially owned and controlled by Lion Valley Limited, a British Virgin Islands company. Lion Valley Limited is wholly owned by Zedra Trust Company (Cayman) Limited, on behalf of and for the benefit of The Alpha Trust as the trustee. Ms. Ying (Kate) Wang is the settlor and enforcer of The Alpha Trust, and Ms. Wang and her family members are the trust's beneficiaries.
  
  Row 11 is based on 1,240,225,317 Class A ordinary shares and 308,714,990 Class B ordinary shares issued and outstanding as of March 18, 2025, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares. Ms. Ying (Kate) Wang's percentage of economic interest is 19.9%, which excludes the economic interest represented by 71,840,780 Class A ordinary shares held by BJ BJ Limited for the purpose of administering share incentive awards under the 2021 share incentive plan ("2021 Plan") to the plan participants.
- Leo Valley Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 308,714,990; shared voting power 0; sole dispositive power 308,714,990; shared dispositive power 0; aggregate amount beneficially owned 308,714,990 (19.9% of the class)
- Long (David) Jiang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 142,797,680; shared voting power 0; sole dispositive power 142,797,680; shared dispositive power 0; aggregate amount beneficially owned 142,797,680 (9.2% of the class)
  Comment: Rows 5, 7 and 9 represent 142,797,680 Class A ordinary shares held by Longtian Holding Limited, a British Virgin Islands company. Mr. Long (David) Jiang is the sole director of Longtian Holding Limited. Longtian Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The HuaDi Family Trust. Under the terms of The HuaDi Family Trust, Mr. Long (David) Jiang is the settlor of The HuaDi Family Trust. Mr. Long (David) Jiang and his family members are the trust's beneficiaries.
- Longtian Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 142,797,680; shared voting power 0; sole dispositive power 142,797,680; shared dispositive power 0; aggregate amount beneficially owned 142,797,680 (9.2% of the class)
- Yilong Wen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 93,343,940; shared voting power 0; sole dispositive power 93,343,940; shared dispositive power 0; aggregate amount beneficially owned 93,343,940 (6% of the class)
  Comment: Rows 5, 7 and 9 represent 93,343,940 Class A ordinary shares held by StarryInv Holding Limited, a British Virgin Islands company. Mr. Yilong Wen is the sole director of StarryInv Holding Limited. StarryInv Holding Limited is owned by Cititrust Private (Cayman) Limited as the trustee of The UBGDX Family Trust. Under the terms of The UBGDX Family Trust, Mr. Yilong Wen is the settlor of The UBGDX Family Trust. Mr. Yilong Wen and his family members are the trust's beneficiaries.
- StarryInv Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 93,343,940; shared voting power 0; sole dispositive power 93,343,940; shared dispositive power 0; aggregate amount beneficially owned 93,343,940 (6% of the class)

## Item 1. Issuer
Name of issuer: RLX Technology Inc.
Address of issuer's principal executive offices: 35/F, Pearl Intl Financial Center, No. 9 Jian'an 1st Rd, Fin. St. 3rd Dist., Shenzhen, F4 518100

## Item 2. Person Filing
Name of person filing:
(1) Ying (Kate) Wang
(2) Leo Valley Holding Limited
(3) Long (David) Jiang
(4) Longtian Holding Limited
(5) Yilong Wen
(6) StarryInv Holding Limited
Address of principal business office or, if none, residence:
35/F, Pearl International Financial Center, No. 9 Jian'an First Road, Financial Street,
Third District, Bao'an District, Shenzhen, Guangdong Province, People's Republic of China
Citizenship:
(1) Ying (Kate) Wang - People's Republic of China
(2) Leo Valley Holding Limited - British Virgin Islands
(3) Long (David) Jiang - People's Republic of China
(4) Longtian Holding Limited - British Virgin Islands
(5) Yilong Wen - People's Republic of China
(6) StarryInv Holding Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Ying (Kate) Wang - 793,057,297
(2) Leo Valley Holding Limited - 308,714,990
(3) Long (David) Jiang - 142,797,680
(4) Longtian Holding Limited - 142,797,680
(5) Yilong Wen - 93,343,940
(6) StarryInv Holding Limited - 93,343,940
Percent of class:
(1) Ying (Kate) Wang - 51.2% (19.9% economic interest)
(2) Leo Valley Holding Limited - 19.9%
(3) Long (David) Jiang - 9.2%
(4) Longtian Holding Limited - 9.2%
(5) Yilong Wen - 6.0%
(6) StarryInv Holding Limited - 6.0%
Sole power to vote or to direct the vote:
(1) Ying (Kate) Wang - 793,057,297
(2) Leo Valley Holding Limited - 308,714,990
(3) Long (David) Jiang - 142,797,680
(4) Longtian Holding Limited - 142,797,680
(5) Yilong Wen - 93,343,940
(6) StarryInv Holding Limited - 93,343,940
Shared power to vote or to direct the vote:
(1) Ying (Kate) Wang - 0
(2) Leo Valley Holding Limited - 0
(3) Long (David) Jiang - 0
(4) Longtian Holding Limited - 0
(5) Yilong Wen - 0
(6) StarryInv Holding Limited - 0
Sole power to dispose or to direct the disposition:
(1) Ying (Kate) Wang - 380,555,770
(2) Leo Valley Holding Limited - 308,714,990
(3) Long (David) Jiang - 142,797,680
(4) Longtian Holding Limited - 142,797,680
(5) Yilong Wen - 93,343,940
(6) StarryInv Holding Limited - 93,343,940
Shared power to dispose or to direct the disposition:
(1) Ying (Kate) Wang - 0
(2) Leo Valley Holding Limited - 0
(3) Long (David) Jiang - 0
(4) Longtian Holding Limited - 0
(5) Yilong Wen - 0
(6) StarryInv Holding Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Ying (Kate) Wang: /s/ Ying (Kate) Wang, Ying (Kate) Wang (03/18/2026)
- Leo Valley Holding Limited: /s/ Ying (Kate) Wang, Ying (Kate) Wang (03/18/2026)
- Long (David) Jiang: /s/ Long (David) Jiang, Long (David) Jiang (03/18/2026)
- Longtian Holding Limited: /s/ Long (David) Jiang, Long (David) Jiang (03/18/2026)
- Yilong Wen: /s/ Yilong Wen, Yilong Wen (03/18/2026)
- StarryInv Holding Limited: /s/ Yilong Wen, Yilong Wen (03/18/2026)